February 5, 2025

Frank Gomez
Chief Executive Officer
Neuralbase AI LTD.
Calle 98 No.19 A - 79 AP
410 Localidad De Chapinero
Bogota 00000l, Colombia

       Re: Neuralbase AI LTD.
           Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284623
Dear Frank Gomez:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jessica M. Lockett